Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: December 18, 2015

The following is an excerpt from a Participation Solicitation Memorandum dated December 18, 2015 published by Établissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) SA/NV.  The following portions of the Participation Solicitation Memorandum relate to the proposed merger with Koninklijke Ahold N.V.

BACKGROUND INFORMATION AND TERMS AND CONDITIONS
The Proposal
The purpose of the Participation Solicitation is to (i) waive the right to request any early redemption of the Bonds as a result of any event of default under Condition 9(h) (Event of Default) of the Bonds that could be triggered by the Combination (as defined below) and to approve the change of Issuer and (ii) consent to various technical amendments resulting from the Combination. It is made by the Company in the framework of the upcoming Merger, Demerger and Conversion (as such terms are defined below and collectively, the “Combination”).
The Merger will only occur if it is approved by the shareholders of each of the Company and Ahold. Shareholder meetings to that effect are expected to be held in the first half of 2016. Likewise, the Demerger and Conversion which are envisaged to occur within a certain period thereafter are subject to, amongst other, relevant corporate approvals.
Moreover, it should be noted that certain changes could occur to the sequence and timing of the various steps described herein, including the corporate form of New Delhaize (as defined below).
For the avoidance of doubt, the approval of the Resolutions by the Bondholders is not a condition precedent to any of the Merger, Demerger or Conversion.
1	General Background on the Proposed Combination

1.1	Key terms of the Merger

On 24 June 2015, the Company and Ahold entered into a merger agreement in respect of a strategic combination of their businesses. It is intended that this combination will be achieved by means of a cross-border merger of the Company into Ahold (the “Merger”), following which Ahold will be renamed “Koninklijke Ahold Delhaize N.V.” or “Ahold Delhaize N.V.”.

See Sections 2 and 3 below for further background on the proposed structure and impact on the Bonds.

Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Ahold announced a share buyback program on 9 March 2015. Ahold terminated this share buyback program on 24 June 2015 and €1 billion will be returned to Ahold shareholders via the Ahold Capital Return immediately prior to completion of the transaction. Following the Ahold Capital Return and the Merger, it is expected that Ahold shareholders will own approximately 61% of Ahold Delhaize’s equity and Delhaize shareholders will own approximately 39% of Ahold Delhaize’s equity[1].

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1  Indicative percentages based on EUR 1,000,000,000 capital return and reverse stock-split prior to the completion of the Merger.

Ahold Delhaize will be governed by a two-tier board comprising of a supervisory board and a management board. The supervisory board will consist of 14 members, comprising seven members from each of Ahold and Delhaize. The management board will consist of 6 members, comprising three members from each of Ahold and Delhaize. Mr. Dick Boer, currently CEO of Ahold, will be the CEO of the combined company and Mr. Frans Muller, currently CEO of Delhaize, will be Deputy CEO and Chief Integration Officer. Mr. Jeff Carr, currently CFO of Ahold, will be CFO and Mr. Pierre Bouchut, currently CFO of Delhaize, will become Chief Operating Officer for Europe. Mr. Kevin Holt, currently CEO of Delhaize America and Mr. James McCann, currently Chief Operating Officer for Ahold USA will each be Chief Operating Officer USA. There will also be an executive committee of Ahold Delhaize that will be accountable to the management board. The day-to-day management of Ahold Delhaize will be delegated to this executive committee.

Ahold Delhaize will be listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange. It will be headquartered in the Netherlands with its European Head Office based in Brussels. For Ahold Delhaize, Delhaize will remain the leading brand in Belgium and the banner will continue to be run from the Brussels office.

(1)            Indicative share ownership based on €1bn Ahold Capital Return immediately prior to completion.

1.2	Rationale of the Merger

	1.2.1	Strategic Rationale

The merger of Ahold and Delhaize is expected to provide a number of strategic opportunities, including the following:

-	strong, trusted local brands in complementary regions that will enable the combined company to better compete in its key regions and strengthen its overall market position;

-	enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

-
ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

-	expected strong cash flows, which will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

-	ability to create stronger workplaces and better opportunities for associates, as well as its capability to invest more in its communities; and

-
ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighbouring geographies and the impact of combining successful sustainability programs.

Ahold

Net Sales	Underlying Operating Income
€32.8bn	€1.3bn with underlying margin of 3.9%
Free cash flow	**Market cap (1)**
€1.1bn	€15.8bn
Stores worldwide	**Employees worldwide**
3,206	227,000

Albert Heijn · Etos · Gall & Gall · bol.com · albert · pingo doce · Stop & Shop · Giant · GIANT · MARTIN'S · Peapod · bfresh

DELHAIZE GROUP

Net Sales	Underlying Operating Income
€21.4bn	€0.8bn with underlying margin of 3.6%
Free cash flow	**Market cap (1)**
€0.8bn	€9.1bn
Stores worldwide	**Employees worldwide**
3,280	143,000

FOOD LION · Hannaford · DELHAIZE · AB Βασιλόπουλος ...και του πουλιού το γάλα! · red market · TEMPO · Tom & Co · MEGA IMAGE · MAXI · SUPER INDO

Note: Sales, Underlying Operating Income, stores and Employees 2014 excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia

(1) Market cap 23 June 2015.

1.2.2	Synergies

The combined business is anticipated to generate annual run-rate synergies of €500 million, to be fully realised in the third year following completion of the merger, with €350 million in one-time costs[2] required to achieve such synergies.

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2  Excluding the transactions costs/fees.

Sources of synergies over 3 years

1.3	Financial impact of the Merger

	1.3.1	Financial impact

The transaction is likely to be accretive on an earnings per share basis for former Delhaize shareholders (in respect of the 4.75 Ahold Ordinary Shares to be received for each Delhaize Ordinary Share) for calendar years 2016 to 2018 as compared with ownership of Delhaize Ordinary Shares on a stand-alone basis, assuming the Merger is completed on 31 December 2015 and taking into account anticipated annual run-rate synergies of EUR 500 million to be fully realised in the third year following completion of the Merger and the EUR 1.0 billion Ahold Capital Return and before taking into account implementation costs related to the synergies. The following table sets out the combined 2014 financial information of Ahold and Delhaize.

Source: Ahold and Delhaize 2014 annual reports, based on their respective accounting definitions.
(1) Represents net income, excluding losses from discontinued operations.
(2) Represents net profit from continued operations.
(3) Represents reported net debt as at end of Q4 2014 – net debt as per Ahold and Delhaize respective definitions.
(4) Run-rate synergies to be fully realised in the third year after completion. Post tax synergies assuming a marginal tax rate of 28%.
(5) Based on S&P NPV adjustment debt for operating leases and underlying EBITDAR per 2014 annual accounts.

1.3.2	Strong Cash Flow[3]

Both companies are highly cash generative with a strong pro forma free cash flow generation (>€1.8bn) in 2014, a solid balance sheet with pro forma net debt / EBITDA of 0.7x4 and pro forma lease adjusted net debt / EBITDAR of 1.7x5. Ahold Delhaize will take a balanced approach to investing in profitable growth and returning excess liquidity to its shareholders.

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[3]	Based on 2014 Annual Reports, pre-Merger and before any capital return and implementation of any annual run-rate synergies.
[4]	Based on reported net debt and underlying EBITDA as at end of Q4 2014.
[5]	Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts.

Free cash flow6 2012-14A (€m)

Source: Ahold and Delhaize Annual Reports.

1.3.3	Capital Structure and Financial Policy

Ahold Delhaize expects to deliver long term value for its shareholders:
-	Ahold Delhaize’s expected strong cash flows will provide Ahold Delhaize with an enhanced capability to invest in future growth and deliver attractive returns;
-	the Merger will likely be accretive on an earnings per share basis for former Delhaize Shareholders (in respect of the 4.75 Ahold Ordinary Shares to be received for each Delhaize Ordinary Share) for calendar years 2016 to 2018 as compared with ownership of Delhaize Ordinary Shares on a stand-alone basis[7];
-	expected dividend policy: to target a 40-50% payout ratio of adjusted net income from continuing operations; and
-	committed to investment grade credit rating.

1.3.4	Rating Agency commentary

Both rating agencies have published supportive reports on Delhaize post announcement. On 25 June 2015, S&P confirmed its rating highlighting that the anticipated merger could strengthen Delhaize’s satisfactory business risk profile. On 19 November 2015, S&P upgraded Delhaize to BBB credit rating on the back of strong performance year-to-date and forecast of its improved leverage ratios (independent of the planned merger with Ahold). On 25 June 2015, Moody’s announced it was considering an upgrade and views the proposed merger as beneficial for both companies, creating a leading food retailer as well as being a logical step towards a financially stronger player in a consolidating industry, where economies of scale and purchasing power are key success drivers.

1.4	Recent Performance

Ahold released Q3 2015 results on 11 November 2015, reporting strong sales performance, net income and free cash flow. Ahold announced 3Q group sales of +13% (+1.7% at constant exchange rates) and sales, excluding gas of +3.3% at constant exchange rates[8]. Business performance is on track to deliver in line with full year expectations and free cash flow expected to be slightly ahead of last year, based on current exchange rates.

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[6]	Reported free cash flow in 2014 Annual Reports, based on their respective accounting definitions.
[7]	Assuming a 31 December 2015 closing date and taking into account anticipated annual run-rate synergies of EUR 500 million to be fully realised in the third year following completion of the Merger and the EUR 1.0 billion Ahold Capital Return and before taking into account implementation costs related to the synergies.
[8]	Based on the Q3 interim report for the financial year 2015 dated 11 November 2015.

Delhaize released Q3 2015 results on 29 October 2015, reporting strong top-line in the US and SEE and the start of market share recovery in Belgium. In the US, Delhaize announced comparable store sales growth of +4.1% (adjusted for prior year competitive disruption) and an underlying operating margin of 4.2%. In Belgium, comparable store sales growth was 1.7% with an underlying operating margin of 1.4%. For the full year, Delhaize expects to generate a healthy free cash flow generation and expects Delhaize Group capex of approximately €700 million at identical exchange rates (€1 = $1.3285).

2	Proposed Structure

2.1	Merger, Demerger and Conversion

As a result of the Merger, all assets and liabilities (vermogen/patrimoine) of the Company including the Bonds (the “Delhaize A&L”) will be transferred automatically by operation of law to Ahold under universal succession of title (overgang onder algemene titel/transfert universel de patrimoine) such that Ahold will automatically be substituted in all the rights and obligations of the Company and the Company will be dissolved without going into liquidation and shall thus cease to exist. Upon the Merger becoming effective, Ahold, which will be renamed Koninklijke Ahold Delhaize N.V. or Ahold Delhaize N.V., will establish a branch in Belgium and will allocate to that branch the Delhaize A&L.

The pre-merger and post-merger structures can be illustrated as follows:

Shortly thereafter, it is envisaged that Ahold Delhaize will demerge the former assets and liabilities of the Company into the Belgian branch of a wholly-owned Dutch subsidiary of Ahold Delhaize (“New Delhaize”) by way of a partial demerger under Dutch law (afsplitsing) (the “Demerger”). In return, shares in New Delhaize will be issued to Ahold Delhaize. It is envisaged that New Delhaize will take the form of a Dutch private limited liability company (a besloten vennootschap met beperkte aansprakelijkheid). Upon completion of the Demerger, New Delhaize will allocate the Delhaize A&L to its Belgian branch. New Delhaize will not have a corporate rating, however the Bonds will continue to be rated.

Accordingly, at that point in time, New Delhaize will become the issuer of the Bonds through its Belgian branch and any payments to be made by the Issuer will be made through the Belgian branch of New Delhaize. The period from completion of the Merger until completion of the Conversion is hereinafter referred to as the “Interim Period”, being the period during which the Bonds will form part of New Delhaize, acting through its Belgian branch, (or, for the very short period between completion of the Merger and completion of the Demerger, Ahold Delhaize, acting through its Belgian branch).

Subsequently, it is envisaged that New Delhaize will be converted into a Belgian company by transferring its seat from the Netherlands to Belgium by means of a cross-border conversion (the “Conversion”). This is envisaged to occur as soon as practically possible following a period of around 2 months from the Demerger. At that point in time, there will no longer be a Belgian branch of New Delhaize as the Delhaize A&L, will be located in the Belgian New Delhaize. It is envisaged that New Delhaize will take the form of a partnership limited by shares (commanditaire vennootschap op aandelen/société en commandite par actions).

2.2	Impact on the Delhaize Cross Guarantee Agreement

The Bonds currently benefit from an irrevocable and unconditional guarantee among the Company and substantially all of the Company’s U.S. subsidiaries whereby the entities guarantee each other’s financial debt obligations pursuant to the Cross Guarantee Agreement to which the Company is also a party. The Cross Guarantee Agreement will remain in place and will not be affected by the Combination. Moreover, as a result of the Merger, Ahold Delhaize will by operation of law assume all obligations of the Company, including those under the Cross Guarantee Agreement and in respect of the Bonds.

Following the Demerger, Ahold Delhaize will continue to irrevocably and unconditionally guarantee the Bonds pursuant to the Cross Guarantee Agreement and New Delhaize will accede to the Cross Guarantee Agreement as a Cross Guarantor. As from then, New Delhaize will be the issuer under the Bonds and the Bonds will continue to benefit from a guarantee from all Cross Guarantors under the Cross Guarantee Agreement, including the guarantee from Ahold Delhaize.

3	Impact on the terms and conditions of the Bonds

3.1	Waiver and change of Issuer

The terms and conditions of the Bonds provide that an effective resolution passed for the dissolution of the Company constitutes an event of default under Condition 9(h) of the Bonds. If an event of default were to occur under the terms and conditions of the Bonds, each Bondholder would be entitled to seek an early repayment of the Bonds it holds at their principal amount together with accrued (but unpaid) interest (if any).

The Merger will result in a dissolution of the Company (without liquidation) after the transfer of all of its assets and liabilities to Ahold. Accordingly, the Company is seeking your waiver of this potential event of default in order to avoid any ambiguity going forward and to be able to confirm to the Company’s shareholders (who are expected to vote on the proposed Merger in the first half of 2016) that the proposed Combination will not constitute an event of default under the Bonds.

Furthermore, as explained above, there will be a change of Issuer as a result of the Combination. In the first step, Ahold Delhaize, acting through its Belgian branch will become the Issuer as it will, upon completion of the Merger, assume all obligations of the Company (including the Bonds) by operation of law. Immediately thereafter, it is envisaged that all assets and liabilities of the Company will be demerged into the newly incorporated New Delhaize. Upon completion of the Demerger, New Delhaize will be a Dutch company even though the Bonds will be allocated to the Belgian branch and the relevant payments will be deemed to be made by such Belgian branch (without, however, such branch constituting a legal entity different from New Delhaize). The subsequent Conversion is envisaged to occur at the earliest following a period of around 2 months from the Demerger. At that point in time, New Delhaize will become a Belgian company and there will no longer be a Belgian branch of New Delhaize as all former assets and liabilities of the Company, including the Bonds, will be located in the Belgian New Delhaize. The change of Issuer will occur by operation of law as a result of the Merger, Demerger and Conversion. Such change does not require the approval of the Bondholders. The Company is nevertheless seeking your acknowledgment of such change of Issuer as part of the waiver that is being requested in the first resolution.

3.2	Amendments to certain Conditions of the Bonds

The various steps described above will require certain conforming changes to the terms and conditions of the Bonds, in particular in relation to the change-of-control provision, the event of default provisions, the undertaking set out in Condition 10.2 and to reflect that the Issuer will be a Dutch company during the Interim Period.

	3.2.1	Change of control provision

The Conditions currently provide that a change of control will occur under the Bonds in case of a takeover bid on the shares of the Company or if the majority of directors of the Issuer are not Continuing Directors (as defined in the Conditions). The concept of “Continuing Directors” refers to a situation where the majority of the board members are being replaced, usually at once following a takeover bid, without such new board members being proposed by the existing directors.

Upon the occurrence of a change of control, Bondholders can require an early repayment of their Bonds (via the exercise of a put notice within the period specified in the Conditions) if, and only if, such change of control results in a rating downgrade of the Company by the two Rating Agencies or the Company is not rated at that time.

Since the assets and liabilities of the Company (including the Bonds) will, upon completion of the Combination, be held by a wholly-owned subsidiary of Ahold Delhaize, it is proposed to amend the change-of-control provision in the Conditions so as to provide that, as from completion of the Merger, a change of control will be triggered if a takeover bid is launched on the shares of Ahold Delhaize (which will be defined as the “Parent” under the Bonds). In order to align the change of control provision with the definition which is contained in the debt programme of Ahold, it is proposed to delete the concept of “Continuing Directors” and to provide that a take-over by or through the Dutch foundation Stichting Ahold Continuïteit (“SAC”) would not trigger a Change of Control. Ahold entered into an option agreement with SAC designed to exercise influence in the event of a potential change of control over Ahold. The purpose of SAC, according to its articles of association, is to safeguard the interests of Ahold and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting the Company’s continuity, independence or identity.

Moreover, it is proposed to add a third limb to the Condition in respect of the change of control put so that such put would also be triggered if New Delhaize would no longer be a (direct or indirect) wholly-owned subsidiary of Ahold Delhaize.

In addition, it is proposed to amend the definition of “Rating Downgrade” so as to clarify that going forward the corporate rating will be tested at the level of Ahold Delhaize and no longer at the level of the Company and to specify that a downgrade will only occur if the rating of Ahold Delhaize is downgraded below BBB-/Baa3 by the two Rating Agencies.

Following such change, Bondholders would be entitled to exercise their change of control put right if (i) a Change of Control in relation to Ahold Delhaize has occurred and this results in a rating downgrade of Ahold Delhaize below BBB-/Baa3 by the two Rating Agencies or Ahold Delhaize is not rated at the time the Change of Control occurs or (ii) if New Delhaize ceases to be a (direct or indirect) wholly-owned subsidiary of Ahold Delhaize.

3.2.2	Condition 9 (Events of Default)

In view of the change in the structure of the group, it is proposed to amend certain events of default provisions in order to bring them at the level of the Parent so as to give effect to the enlargement of the group following the Merger. In particular, this relates to the events of default set out in Clauses 9(e), 9(f), 9(g) and 9(h) (Events of Default) of the Conditions.

Clause 9(e) of the Conditions relates to the so-called “cross-default” event of default. Broadly speaking, it entitles Bondholders to request an early repayment of their Bonds in case of (i) a payment default by the Issuer or any of its Material Subsidiary under any other of their indebtedness having an amount which represents in aggregate at least 2 per cent. of the Consolidated Capitalisation (as defined in the Conditions) or (ii) if the creditors under any such indebtedness request an early repayment as a result of an event of default thereunder. The proposal is to keep the “cross-default” event of default, but (i) to add the “Parent” and to refer to the Issuer and the Parent’s other Material Subsidiaries, so that it relates to any indebtedness of the Parent, the Issuer and any of the Parent’s other Material Subsidiaries and (ii) to provide that “Material Subsidiary” (which is any Subsidiary that represents not less than 10 per cent. of the consolidated revenues or total assets) and “Consolidated Capitalisation” (as defined in the Conditions) are to be computed by reference to the consolidated assets and revenues of the Parent (instead of the Issuer).

In similar vein, it is proposed to broaden the insolvency and insolvency proceedings events of default of Clauses 9(f) and 9(g) of the Conditions to the Parent, the Issuer and any of the Parent’s other Material Subsidiaries (again, instead of the Issuer and the Issuer’s Material Subsidiaries and computed by reference to the Parent’s (instead of the Issuer’s) consolidated revenues and assets).

Finally, it is proposed to bring certain changes to the event of default in Clause 9(h) in order to align it with the new structure, essentially by replacing the word “Issuer” by “Parent”. As a result, there will, going forward, be an event of default under this Clause in case of a dissolution of, or cessation of business by, the Parent or any of its Material Subsidiaries, subject to the carve-outs set out therein.

Please note that the proposed changes to the definition of “Material Subsidiary” will only apply to the events of default and not to certain other Conditions such as the negative pledge, the effect of which will continue to be limited to the Issuer and its Subsidiaries.

3.2.3	Condition 10.2 (Undertakings)

Condition 10.2 currently provides for the release of all guarantees made by a Cross Guarantor under the Cross Guarantee Agreement in case of a Disposition of such Cross Guarantor to a person that is not the Company or a Subsidiary of the Company, provided that, in the case of any such Disposition of any Cross Guarantor that is a Major Subsidiary (being a subsidiary whose assets represent more than 25% of the consolidated assets), the release from the Cross Guarantee Agreement shall be subject to the Disposition not resulting in a downgrade of the rating of the Company by the two Rating Agencies.

The purpose of this undertaking is to enable the Company to provide for an automatic release of the Cross Guarantee upon a sale of the relevant Cross Guarantor to a third party, but also to protect the Bondholders by providing that, if the assets of the relevant Cross Guarantor represent more than 25% of the consolidated assets of the Company and its Subsidiaries, such automatic release will only be possible if the sale does not result in a rating downgrade of the Company.

In view of the proposed changes to the definition of “Rating Downgrade” (which will be tested at the level of the Parent (rather than at the level of the Company / Issuer) and include a rating threshold of BBB-/Baa3), it is proposed to make a similar change to this undertaking. It is proposed to maintain the concept of automatic release but only in the case of a sale to a person other than the Parent and its Subsidiaries (instead of the Issuer and its Subsidiaries). In other words, in the case of the transfer of one of the Issuer’s subsidiaries which is a Cross Guarantor to the Parent or any subsidiary of the Parent, the Cross Guarantee granted by such Cross-Guarantor would be maintained. Only in the case of a sale to a third party (i.e., a person that is not the Parent or a Subsidiary of the Parent) will there be an automatic release of the Cross Guarantee provided by the relevant Cross Guarantor that is being disposed. Furthermore, in order to align with the change in structure, it is proposed to measure the 25% test which determines whether the release of the relevant Cross Guarantee is in addition subject to the disposal not resulting in a rating downgrade of the Parent below BBB-/Baa3 by the two Rating Agencies (rather than the Company/Issuer). Consequently, if the assets of a Cross Guarantor represents more than 25% of the consolidated assets of the Parent and its Subsidiary, there will only be a release of the relevant Cross Guarantee if such disposal to a third party does not trigger a rating downgrade of the Parent below BBB-/Baa3 by the two Rating Agencies.

3.2.4	Technical amendments during Interim Period

As explained above, during the Interim Period, the Issuer (Ahold Delhaize for a very brief period and thereafter New Delhaize until the Conversion) will be a company incorporated under Dutch law. Even though technically speaking (including for purposes of any payment), the Bonds will be allocated to the Belgian branch of the New Delhaize during the Interim Period, the Issuer will still be a company domiciled in the Netherlands.

Accordingly, in certain circumstances where the Conditions refer to provisions of the Belgian Companies Code, such references will be deemed a reference to applicable provisions of Dutch law or, in relation to the bondholders’ meeting provisions, by similar or corresponding provisions applied to the most recently issued bonds of the Parent. This will only be for the Interim Period prior to the Conversion of New Delhaize into a Belgium company and only to the extent required to give a meaning to the relevant provision. Moreover, Condition 10.1 will be amended for the Interim Period to provide that the Issuer can be an entity incorporated in the Netherlands.

DEFINITIONS

Ahold	Koninklijke Ahold N.V., a public limited liability company incorporated under the laws of the Netherlands.

Ahold Capital Return	Prior to the completion of the Merger:

(i)
The principal value of the Ahold Ordinary Shares will be increased by an amount including an aggregate amount of approximately one billion euro (EUR 1,000,000,000) at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold by an aggregate amount of approximately one billion euro (EUR 1,000,000,000);

(ii)
following such increase, a reverse stock split will be effected such that the number of Ahold Ordinary Shares will decrease by a number equal to the number of Ahold Ordinary Shares that could have been repurchased with the Ahold Capital Return; and

(iii)
following such reverse stock split, a decrease of the principal value of the Ahold Ordinary Shares will be effected, and subsequently approximately one billion (EUR1,000,000,000) of such decreased amount will be repaid to the holders of issued and outstanding Ahold Ordinary Shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves.

Ahold Delhaize
The public company with limited liability incorporated under the laws of the Netherlands (naamloze vennootschap), registered with the trade register maintained by the Dutch chamber of commerce under number 35000363 and named either Koninklijke Ahold Delhaize N.V. or Ahold Delhaize N.V.

Ahold Ordinary Shares	Ordinary shares of Ahold with a principal value of EUR 0.01 each.

Bondholder	A holder of the Bonds.

Bonds	The EUR 400,000,000 3.125 per cent. bonds due 27 February 2020 issued by the Company and admitted to the trading and listing on the regulated market of Euronext Brussels.

Company
Établissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) SA/NV, a limited liability company incorporated under the laws of Belgium, whose registered office is at Rue Osseghem 53, 1080 Sint-Jans-Molenbeek, Belgium, registered in the register of legal persons of Brussels under number 0402.206.045.

Conditions	The terms and conditions of the Bonds.

Conversion	Conversion of New Delhaize into a Belgian legal entity by transferring its seat from the Netherlands to Belgium by means of a cross-border conversion.

Cross Guarantor	Each of the guarantors that is a party to the Cross Guarantee Agreement.

Cross Guarantee Agreement
The cross guarantee agreement dated 21 May 2007 among the Company, Delhaize America and substantially all of the Delhaize America’s subsidiaries, supplemented by a joinder agreement dated 18 December 2009 by Delhaize US Holding, Inc. as amended or updated from time to time and governed by the laws of the State of New York.

Delhaize Ordinary Share	Ordinary shares without principal value of the Company.

Demerger
Demerger of the former assets and liabilities of the Company from the Belgian branch of Ahold Delhaize into New Delhaize by way of a partial demerger under Dutch law, as explained in more detail in the section “Background Information and Terms and Conditions”.

Disposition	The sale, exchange, transfer or other disposition in a transaction or series of transactions over a twelve-month period of all of the capital stock, or all or substantially all, of the assets of a Cross Guarantor.

Issuer	The Company or the successor of the Company, being Ahold Delhaize (after the Merger), the Belgian Branch of New Delhaize (after the Demerger) and New Delhaize (after the Conversion).

Merger	Cross-border merger of the Company into Ahold, as explained in more detail in the section “Background Information and Terms and Conditions”.

New Delhaize	Wholly-owned Dutch subsidiary of Ahold Delhaize (after the Demerger) and wholly-owned Belgian subsidiary of Ahold Delhaize (after the Conversion).

Participation Solicitation
The invitation by the Company to all Bondholders to consider the Proposal and to attend or be represented at the Meeting, either by issuing a Block Voting Instruction or a Meeting Notification (together with a Voting Certificate), in accordance with the procedures set out in this Participation Solicitation Memorandum.

Resolutions	The resolutions set out in the Notice.

Subsidiary
At any particular time, a company which is then directly or indirectly controlled, or more than 50% of the issued share capital (or equivalent) of which is then beneficially owned by the Issuer and/or one or more of its representative subsidiaries. For a company to be “controlled” by another means that the other (whether directly or indirectly and whether by ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the board of directors or other governing body of that company.

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration. In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the U.S. federal securities laws which are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies and are generally accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Delhaize has based forward-looking statements on the beliefs of, as well as the assumptions made by and information available to, management as of the date such forward-looking statements were made. Actual outcomes and results may differ materially from those projected depending upon a variety of factors which may be beyond Delhaize’s control, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determinations with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report or Form 20-F and other filings with the SEC. This communication also contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the merger or any proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the merger or any proposed transaction will not receive the necessary approvals or that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the merger or any proposed transaction; and the possibility that the merger or any proposed transaction does not close. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication, and investors and shareholders should not place undue reliance on such statements.